NEWS RELEASE

BIOFUEL REPORTS FIRST QUARTER RESULTS

DENVER, COLORADO – MAY 13, 2010 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its first quarter 2010 results.  For the quarter ended March 31, 2010, revenues totaled $100.9 million, resulting in a net loss of $10.4 million, compared to revenues of $97.5 million and a net loss of $11.2 million for the same period in 2009.  Net loss attributable to common shareholders was $8.2 million, or $.32 per share, for the quarter ended March 31, 2010, compared to a net loss attributable to common shareholders of $7.7 million, or $.34 per share, for the same period in 2009.

Operating loss for the first quarter of 2010 was $7.7 million, which resulted from $105.6 million in cost of goods sold, including $70.5 million for corn, and $3.0 million in general and administrative expenses. The Company also had $2.7 million of interest expense in the first quarter of 2010.  For the same period of 2009, our operating loss was $7.7 million, which resulted from $102.6 million in cost of goods sold, including $72.0 million for corn, and $2.6 million in general and administrative expenses.  During the same period of 2009, the Company had $3.5 million in interest expense.  Depreciation expense for the first quarter of 2010 was $6.7 million, compared to $6.6 million for the same period in 2009.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “As anticipated, the contraction in margins due to the narrowing of the spread between our cost of corn and the price of ethanol presented challenges for us in the first quarter of 2010.  However, our controllable costs continued to improve throughout the quarter. With the capital improvements at our plants that are planned for completion in the second quarter, we expect that we will be able to drive out additional costs, and benefit from any improvement in ethanol prices and margins.”

At March 31, 2010, amounts outstanding under the senior debt facilities included $195.4 million in term loans, and $16.4 million borrowed under the working capital facility which will mature in September 2010, unless extended.  At March 31, 2010, the Company held $16.1 million of cash and equivalents and equity totaled $68.3 million, including $3.2 million of noncontrolling interest.

The Company plans to host a conference call on Friday, May 14, 2010 beginning at 1:00 p.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 13119.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 153871.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance &	www.bfenergy.com
Chief Financial Officer
(303) 640.6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended March 31,

Summary Income Statement	2010	2009
Net sales	$100,887	$97,494
Cost of goods sold	105,584	102,565
Gross loss	(4,697)	(5,071)
General and administrative expenses:
Compensation expense	1,879	1,504
Other	1,152	1,138
Operating loss	(7,728)	(7,713)
Interest income	-	34
Interest expense	(2,698)	(3,501)
Other non-operating income	-	2
Net loss	(10,426)	(11,178)
Less: Net loss attributable to the noncontrolling interest	2,272	3,468
Net loss attributable to BioFuel Energy Corp. common shareholders	$(8,154)	$(7,710)

Loss per share - basic and diluted attributable to BioFuel Energy Corp. common shareholders	$(0.32)	$(0.34)

Weighted average shares outstanding-basic and diluted	25,341	22,502

Additional operational data
Ethanol sold (gallons, in thousands)	54,833	55,061
Dry distillers grain sold (tons, in thousands)	127.0	119.8
Wet distillers grain sold (tons, in thousands)	104.0	104.2
Average FOB price of ethanol sold (per gallon)	$1.59	$1.46
Average FOB price of dry distillers grain sold (per ton)	$98.79	$119.25
Average FOB price of wet distillers grain sold (per ton)	$22.41	$37.57
Average corn cost (per bushel)	$3.67	$3.66

	March 31,	December 31,
Summary Balance Sheet	2010	2009

Cash and equivalents	$16,116	$6,109
Accounts receivable	16,089	23,745
Inventories	17,033	20,885
Prepaid expenses	1,920	2,529
Derivative financial instrument	230	-
Other current assets	325	325
Property, plant and equipment, net	279,203	284,362
Debt issuance costs, net	6,135	6,472
Other non-current assets	2,351	2,348
Total assets	$339,402	$346,775

Total current liabilities	$42,729	$40,830
Long-term debt, net of current portion	220,785	220,754
Tax increment financing, net of current portion	5,591	5,591
Other non-current liabilities	2,039	1,705
Total liabilities	271,144	268,880

BioFuel Energy Corp. stockholders' equity	65,038	72,235
Noncontrolling interest	3,220	5,660
Total equity	68,258	77,895
Total liabilities and stockholders' equity	$339,402	$346,775

Total shares outstanding at May 12, 2010 (a)	32,565,838

(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com